ARMANDO C. IBARRA
                   Certified Public Accountants
                   A Professional Corporation

Armando C. Ibarra, C.P.A.
Armando Ibarra, Jr., C.P.A., JD


Members of the California Society of Certified Public Accountants
Members of the American Institute of Certified Public Accountants
Registered with the Public Company Accounting Oversight Board


April 20, 2006


To Whom It May Concern:

The firm of Armando C. Ibarra, Certified Public Accountants, APC consents to the inclusion of our report of March 10, 2006, on the audited financial statements of PTM Publications Incorporated (A Development Stage Company) as of February 28, 2006, in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission.



Very truly yours,
/s/ ARMANDO C. IBARRA, C.P.A.
By: Armando C. Ibarra, C.P.A.
371 E. Street, Chula Vista, CA 91910
Tel: (619) 422-1348
Fax: (619) 422-1465